

June 17, 2010

Surya N. Mohapatra, Ph.D.
President and Chief Executive Officer
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940

> **Re:** **Quest Diagnostics Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 17, 2010**
> **File No. 001-12215**

Dear Mr. Mohapatra:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director